Unofficial English Translation of Press Release Dated April 23, 2004

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           Banco de Galicia y Buenos Aires S.A. Announces Extension of
                        Exchange Offer to April 27, 2004

BUENOS AIRES, April 23, 2004 - Banco de Galicia y Buenos Aires S.A., a corporation organized under the laws of the Republic of Argentina (Buenos Aires Stock Exchange: GALI, the "Bank" or "Banco Galicia"), announced today that it has extended the expiration date of its offer to holders of its 9% Notes due 2003 and Step Up Floating Rate Notes due 2002 (together, the "Existing Notes") to exchange their Existing Notes for units in a par-for-par exchange offer and, in an optional second step to the exchange, to receive cash, Bonos del Gobierno Nacional due August 3, 2012, issued by the Republic of Argentina, or new securities, in each case, subject to proration and upon the terms and subject to the conditions set forth in the Pricing Supplement, dated December 23, 2003, as supplemented by the Supplement dated March 18, 2004 and the Second Supplement dated April 6, 2004 (the Pricing Supplement, as amended by the Supplement and the Second Supplement, is referred to as the "Pricing Supplement"), and in the related electronic letter of transmittal and authorization. As the final governmental approval described below has not been received as of the date hereof, the exchange offer is now scheduled to expire at 3:00 p.m., New York City time, on April 27, 2004, unless extended further. The tender withdrawal deadline for the offer is also extended from 3:00 p.m., New York City time, on April 22, 2004 to 3:00 p.m., New York City time, on April 27, 2004, unless extended further.

While the Comision Nacional de Valores (the "CNV") has granted the approval for the public offer of rights by Grupo Financiero Galicia S.A. ("Grupo Galicia") (subject to compliance by Grupo Galicia of certain administrative requirements), it has not yet granted the final approval for the public offers of the securities described above.

In connection with the exchange offer to the holders of the Existing Notes, as of 3:00 p.m. (New York City time) on April 22, 2004, the Bank was advised by Citibank, N.A., the exchange agent, that an aggregate principal amount of US$
303.8 million of Existing Notes had been validly tendered. In connection with the restructuring of the Bank's debt with bank creditors, as of the date hereof, the Bank was advised by Barclays Bank PLC, the documentation agent for the bank debt restructuring, that it has received valid tenders representing US$ 862.7 million of bank debt held by financial creditors (including a multilateral governmental agency). In connection with the restructuring of the Bank's debt with bank creditors, as of the date hereof, the Bank has also

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received nonbinding commitments from other bank creditors holding US$ 112.6 million of the aggregate principal amount of bank debt, indicating such creditors' intention to participate in the restructuring as currently contemplated. In addition, all of the outstanding US$ 25.4 million of trade "A" debt has been tendered for facilities described in the Pricing Supplement. Assuming all of the debt validly tendered is not withdrawn and the creditors submitting non-binding commitments tender prior to the expiration date, the 95% minimum tender condition of the offers will be satisfied with 97% in aggregate principal amount of all Existing Notes and bank debt that is subject to the restructuring. The Bank will consummate the exchange offer and the restructuring of its bank debt simultaneously, subject to satisfaction of the conditions to closing of these transactions.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to individuals and corporations.


THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION INTO
THE UNITED STATES. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND, EXCEPT AS DESCRIBED BELOW, WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE LAWS OF ANY STATE, AND, ABSENT REGISTRATION UNDER THE SECURITIES ACT, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. AS MORE FULLY DESCRIBED IN THE PRICING SUPPLEMENT, GRUPO GALICIA INTENDS TO REGISTER UNDER THE SECURITIES ACT RESALES OF THE CLASS B SHARES TO BE ISSUED UPON CONVERSION OF THE PREFERRED SHARES IN ACCORDANCE WITH THE TERMS SET FORTH THEREIN. ANY PUBLIC OFFERING OF THE CLASS B SHARES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE SELLING SECURITY HOLDERS THAT WILL CONTAIN DETAILED INFORMATION ABOUT GRUPO GALICIA AND ITS MANAGEMENT AS WELL AS ITS FINANCIAL STATEMENTS.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL

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PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE
SECURITIES LAW OF ANY SUCH JURISDICTION.

THE OFFERING OF THE NEW NOTES AND BODEN 2012 IS BEING MADE IN ARGENTINA BY A SEPARATE PRICING SUPPLEMENT IN SPANISH. THE OFFERING IN ARGENTINA OF THE PREFERRED SHARES IS BEING MADE BY AN EQUITY PROSPECTUS IN SPANISH. THE ARGENTINE PRELIMINARY PRICING SUPPLEMENT AND THE ARGENTINE PRELIMINARY EQUITY PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR AN INVITATION TO MAKE OFFERS TO PURCHASE AND NO PURCHASE OF THE SECURITIES REFERRED IN SUCH ARGENTINE PRELIMINARY PRICING SUPPLEMENT AND PRELIMINARY EQUITY PROSPECTUS MAY BE MADE UNTIL THE PUBLIC OFFER OF THE SECURITIES HAS BEEN APPROVED BY THE CNV.